

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

Via E-mail
Ezra Green
Chief Executive Officer
Spiral Energy Tech., Inc.
5510 Merrick Road
Massapequa, NY 11758

> **Re:** **Spiral Energy Tech., Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 15, 2015**
> **File No. 333-183360**

Dear Mr. Green:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment 1 of our letter dated March 10, 2015. Please note that no action or decision of the staff relieves you of your responsibility for the adequacy and accuracy of disclosure in the filing, or means that the staff has passed upon the adequacy or accuracy of information in your registration statement. In this regard, please ensure that you provide the acknowledgments requested at the end of this letter in the event that you request acceleration of the registration statement.

Calculation of Registration Fee Table

2. As disclosed on page 26, US Commonwealth Life, A.I. has increased the number of shares it is offering for sale in this prospectus by 45,500 shares. Please revise the fee table and other disclosures throughout your prospectus to include all 3,411,170 shares offered by the selling stockholders.

Prospectus Summary, page 1

3. Please use a consistent term to refer to the payments you have received under the Endeavor agreement. We note that throughout the prospectus, you refer to license fees, royalty fees, royalty income, royalty payments, and so forth. This may suggest that you have some other arrangements with Endeavor that are not described in the filing.

Risk Factors, page 3

4. We note your response to prior comment 8. However, to the extent that Messrs. Green or Stevenson have interests, whether through management positions, directorships or ownership, in a company with whom you have continuing contractual obligations, then it appears that they could face conflicts of interest in the enforcement of the rights of the parties to those contracts. Please include specific risk factor disclosure to this effect.

5. We note your response to prior comment 12. As it appears that you have a non-exclusive license with Endeavor to use the technology covered by the patents that you sold to it, please include risk factor disclosure addressing the risk that Endeavor could license the patents to your competitors.

6. Please include a risk factor relating to the USPTO's reexamination of the patent that you sold to Endeavor, as disclosed on page 19.

Risks Relating to Our Business, page 3

Our independent registered public accounting firm has issued an opinion on our financial … page 4

7. Please include the disclosure requested in comment 11 of our letter dated March 10, 2015 under this risk factor. Please note that material risks are appropriately identified as such in this portion of the prospectus.

We are subject to substantial government regulation, and the failure to comply with any regulatory … page 7

8. As you have stated that you are not involved in the development or sale of drones, please clarify your reference to your company's "drone delivery plans."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 13

9. Please clarify your references here to paying "management fees" to your CEO, and paying fees to management and directors. Please also clarify why management fees paid your executive officer decreased in the three months ended March 31, 2015 as compared to three months ended March 31, 2014.

Liquidity and Capital Resources, page 15

10. We note that your management believes cash on hand is not sufficient to meet the company's obligations over the next 12 months. Please disclose how long you believe you can continue with the cash you have on hand. Please also clarify, if true, that Fuse is under no obligation to continue providing monthly capital contributions.

11. We note your supplemental response to comment 17 of our letter dated March 10, 2015. As you cannot provide any milestones or timeline for your business plan, please revise to explain the basis for management's determination that $1.5 million would be sufficient to fully implement your business plan over the next twelve months.

Business, page 16

12. Please revise your discussion of your corporate history to include the April 25, 2013 transactions. Refer to Item 101(h)(3) of Regulation S-K.

13. We note that you have removed the disclosure regarding how you intend to generate revenue. Please revise to indicate whether you intend to sell SkyPorts and XTRAX units, license access to these technologies, or otherwise, so that it is apparent how you intend to generate revenues.

SkyPorts Drone Support Technology, page 17

14. Please file your agreement with A.C.C. Systems as a material contract with your next amendment, or tell us why this is not required. Please refer to comment 23 of our letter dated March 10, 2015.

15. You refer to A.C.C. Systems, Inc. contacting solar panel and inverter manufacturers. Please clarify, if true, that your SkyPorts will be solar powered.

Revenue Related to Licensing and Enforcement of Patents, page 18

16. Please revise to clearly indicate how much you have paid to Ragonap in royalty fees. You disclose having received $9,436 from Endeavor's patent enforcement activities, but do not disclose the corresponding payment to Ragonap here. Please refer to comment 5 of our letter dated March 10, 2015.

Executive Compensation, page 22

17. Please revise your summary compensation table to reflect the termination payments received by Mr. Bhansali in the table itself, as well as in footnote 3 to the table.

Ezra Green
Spiral Energy Tech., Inc.
May 29, 2015
Page 4

Security Ownership of Certain Beneficial Owners and Management, page 24

18. Please revise to disclose Mr. Stevenson's holdings in your company.

19. Please clarify why the Four Camps 2013 Trust is listed here and in the table of selling stockholders, if it no longer holds company securities and is not offering securities for sale.

Selling Stockholder, page 26

20. Please update footnote 5 to this table to reflect the amount of stock currently held by US Commonwealth.

Financial Statements

21. We note that the balance sheet and statement of equity as of and for the fiscal year ended December 31, 2013, has been restated and note the related footnote beginning on page F-16. It is unclear whether Messineo & Co. audited the restated amounts since there is no indication therefor in their audit report and given that the restatement occurred subsequent to the date of their report of March 13, 2014. Please advise or revise to include an appropriately updated or dual dated audit report, as necessary.

Exhibit 23.1

22. We note that RBSM's consent is not signed. Please amend to include a signed consent.

Exhibit 23.2

23. This consent refers to the filing on Form S-1 as "amendment 3". The Form S-1/A filed May 15, 2015 is the sixth amendment. Please amend to revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Jenn Do at (202)551-3743 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Leah Hutton, Esq. (*via E-mail*)
Nason, Yeager, Gerson, White & Lioce, P.A.